EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Year Ended December 31,
	2012	2011	2010
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$(183,112)	$42,946	$(87,523)
Less: Participating securities dividends	8,456	2,972	5,916
Net income (loss) attributable to the Company per common share – basic and diluted	$(191,568)	$39,974	$(93,439)

DENOMINATOR:
Weighted average common shares outstanding – basic	356,915	355,907	355,568
Effect of dilutive securities:
Stock options and restricted stock (1)	-	621	-
Weighted average common shares outstanding – diluted	356,915	356,528	355,568

Net income (loss) attributable to the Company per common share:
Basic	$(0.54)	$0.11	$(0.26)
Diluted	$(0.54)	$0.11	$(0.26)

(1)           9.5 million, 6.0 million, and 5.2 million stock options were outstanding at December 31, 2012, 2011 and 2010, respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.